                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of March, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                         Form 20-F  __ X__      Form 40-F  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                          Yes:  _____      No:  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     API ELECTRONICS GROUP INC.
                                     (Formerly Investorlinks.com Inc.)

Date: March 14, 2002                 By: /s/   Jason DeZwirek
      --------------                     -----------------------
                                         Jason  DeZwirek, Chairman of the Board,
                                         Executive V.P., Secretary and Director

          API ELECTRONICS RECEIVES CAPITAL INJECTION OF US$1.1 MILLION

NEW YORK, Mar 11, 2002 -- API Electronics Group Inc. (APIEF) announced today financing activities have yielded net proceeds to the company of US $1,100,000, of which $900,000 will be reflected in the company's fourth quarter reporting period, ending May 31, 2002.

Use of proceeds will be directed towards the company's acquisition activities.

"This support from the investment community demonstrates strong confidence in our growth opportunities," said Jason DeZwirek, Chairman and CEO of API Electronics. "This capital injection allows us to execute on our aggressive acquisition strategy."

As the leading provider of custom replacement parts, API Electronics Group Inc. is meeting critical demands for extremely high-quality semiconductors and microelectronic circuits with precisely defined functional capabilities. API has been providing top of the line components for military, aerospace, and commercial markets for over 20 years. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems, and numerous other top technology-based firms around the world. API's operations originate from its wholly-owned, state-of- the-art, 15,000-sq-ft technology and manufacturing facility in Hauppauge, New York. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about API Electronics, please visit the company's website at www.apielectronics.com.

MEDIA RELATIONS CONTACT:                         INVESTOR RELATIONS CONTACT:
Primoris Group                                   Primoris Group
Corporate Communications                         Corporate Communications
Tel: 1-877-274-0274                              Tel: 1-877-274-0274
api@primorisgroup.com                            api@primorisgroup.com


This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT


1.       Reporting Issuer:

         API Electronics Group Inc.
         505 University Avenue
         Suite 1400
         Toronto, Ontario
         M5G 1X3


2.       Date of Material Change:

         March 11, 2002


3.       Publication of Material Change:

         Press Release issued on March 11, 2002


4.       Summary of Material Change:

         As in No. 5 below.


5.       Full Description of Material Change:

         API Electronics Group Inc. (the "Company") announces that certain arms length investors in the Company have exercised (the "Exercise") certain common share purchase warrants that have yielded net proceeds to the Company of approximately US$1,100,000, of which approximately US$900,000 will be reflected in the Company's fourth quarter reporting period ended May 31, 2002. Details of the Exercise are further described in Schedule "A", attached.

6.       Senior Officer:

         Jason DeZwirek
         Chairman
         Telephone:  416-593-3000


         I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

         Signed at Toronto, Ontario this 12th day of March, 2002.



                                            /s/  Jason DeZwirek
                                            ---------------------------
                                            Jason DeZwirek, Chairman
                                            API Electronics Group Inc.


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                  SCHEDULE "A"

================================================================================
     DATE              #SHARES             $ PER WARRANT          TOTAL $
--------------------------------------------------------------------------------

   Jan-22-02           167,392                0.45               75326.40
   Jan-22-02           273,541                0.45              123093.45
   Mar-05-02           125,000                0.40               50000.00
   Mar-05-02           125,000                0.40               50000.00
   Mar-05-02            62,500                0.45               28125.00
   Mar-05-02            62,500                0.45               28125.00
   Mar-05-02            62,500                0.75               46875.00
   Mar-05-02            62,500                0.75               46875.00
   Mar-07-02           167,392                0.75              125544.00
   Mar-07-02           273,541                0.75              205155.75
   Mar-07-02           273,541                0.45              123093.45
   Mar-07-02            65,324                0.45               29395.80
   Mar-07-02            65,324                0.75               48993.00
   Mar-12-02           273,541                0.45              123093.45
================================================================================

                                                          TOTAL $ TO DATE
                                                            $1,103,695.30